Exhibit 99.1

Baosheng Media Group Holdings Limited Reports Fiscal Year 2020 Financial Results

Beijing, China, April 30, 2021 (GLOBE NEWSWIRE) -- Baosheng Media Group Holdings Limited (the “Company”) (Nasdaq: BAOS), a China-based online marketing solution provider, today announced its financial results for the fiscal year ended December 31, 2020.

Ms. Wenxiu Zhong, Chairwoman and CEO of the Company, commented, “The outbreak of COVID-19 last year created a substantial and negative impact on our customers and ourselves. Despite these temporary challenges, the underlying long-term fundamentals of our business remain intact. We were able to outperform most of our peers by relying on our resilient business model. We have made meaningful progress on our key initiatives focused on cooperating with our partners to create new marketing scenarios in the field of short videos and live streaming. We use our ecosystem to increase the number of fans or followers, fully deploy the live streaming business, improve the e-commerce of live streaming industry chain, and provide partners with one-stop live streaming services and in-depth customized marketing solutions.”

Ms. Zhong continued, “Looking forward, we intend to strengthen our research and development, explore new marketing models, enhance our industry business portfolio and invest strategically in developing information streaming media business, building a professional team, increasing our market share and realizing integrated marketing. We believe these strategies we implemented will enable us to resume growth and improve our profitability as the environment normalizes. While much of our short-term focus has been on managing the impacts of COVID-19, we remain dedicated to our long-term strategy that will allow us to compete in larger, higher-growth addressable markets. We are well-positioned to capitalize on opportunities and create long-term value for our shareholders.”

Fiscal Year 2020 Financial Highlights

	For the Year Ended December 31,
($ millions, except per share data)	2020	2019	% Change
Revenue	11.9	17.8	-33.3%
Gross profit	10.7	16.0	-33.4%
Gross margin	89.5%	89.6%	-0.1 pp*
Income from operations	5.6	10.5	-46.0%
Net income	6.9	11.2	-37.9%
Earnings per share	0.34	0.55	-38.2%

*Notes: pp represents percentage points

1

•	Revenue decreased by 33.3% to $11.9 million in fiscal year 2020 from $17.8 million in fiscal year 2019.

•	Gross profit decreased by 33.4% to $10.7 million in fiscal year 2020 from $16.0 million in fiscal year 2019.

•	Gross margin was 89.5% in fiscal year 2020, compared to 89.6% in fiscal year 2019.

•	Income from operation decreased by 46% to $5.56 million in fiscal year 2020 from $10.5 million in fiscal year 2019.

•	Net income decreased by 37.9% to $6.9 million in fiscal year 2020 from $11.2 million in fiscal year 2019.

•	Basic and diluted earnings per share were $0.34 and $0.55 in fiscal year 2020 and 2019, respectively.

Fiscal Year 2020 Financial Results

Revenues

The Company recognizes all revenues on a net basis, which comprises of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising spend of the Company’s advertisers and are closely correlated to the Company’s gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees the Company charges its advertisers (i.e. gross billing) net of the media costs the Company incurred on their behalf.

Total revenue in fiscal year 2020 decreased by $5.9 million, or 33.3%, to $11.9 million from $17.8 million in fiscal year 2019.

	For the Year Ended December 31,
($ millions)	2020	2019	% Change
Rebates and incentive offered by publishers	9.4	15.9	-40.9%
Net fees from advertisers	2.5	1.9	31.0%
Total	11.9	17.8	-33.3%

2

The rebates and incentives offered by publishers decreased by $6.5 million, or 40.9%, to $9.4 million in fiscal year 2020 from $15.9 million in fiscal year 2019, which was mainly caused by the decrease of $5.1 million in revenues from mobile app ads services due to combined effects of decreased demands from advertisers affected by COVID-19 and certain orders, and the Company’s entry into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts, and the decrease of $1.1 million in revenues from in-feed ads services as a result of decreased demands from advertisers affected by COVID-19.

The net fees from advertisers increased by $0.6 million, or 31.0%, to $2.5 million in fiscal year 2020 from $1.9 million in fiscal year 2019. Because the Company entered into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts for mobile app ads services, the Company’s net fees earned from advertisers for mobile app ads services increased by $0.7 million.

The Company has advertising agency revenues from Search Engine Marketing (“SEM”) services and non-SEM services.

	For the Year Ended December 31,
	2020			2019
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
SEM services	8.2	1.0	87.7%	8.4	1.5	82.3%
Non-SEM services	3.7	0.3	93.3%	9.4	0.4	96.1%
Revenues	11.9	1.3	89.5%	17.8	1.9	89.6%

The revenues from SEM services take the form of rebates and incentives offered by publishers. The revenues from SEM services decreased by $0.3 million, or 3.2%, to $8.2 million in fiscal year 2020 from $8.4 million in fiscal year 2019. The decrease in revenues from SEM services was primarily due to a decrease of $0.44 million, or 81.7% from non-Sogou publishers as the gross billing amount placed from the Company’s advertisers with these publishers decreased by $2.7 million, or 68.2%.

The revenues from non-SEM services are in the form of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services decreased by $5.7 million, or 60.2%, to $3.7 million in fiscal year 2020 from $9.4 million in fiscal year 2019. In fiscal year 2020, the rebates and incentives from non-SEM services amounted to $1.3 million, representing a decrease of $6.3 million, or 83.2% as compared to $7.5 million in fiscal year 2019. Such decrease was mainly due to a decrease in gross billing by $24.9 million, or 47.7%, from less in-feed ads and mobile app ads placed by the Company’s existing advertisers , as their business operations were affected by the COVID-19 pandemic. The net fees the Company earned from non-SEM services increased from $1.9 million in fiscal year 2019 to $2.5 million in fiscal year 2020, which was mainly because of an increase in net fees of $0.7 million earned from mobile app ads services because the Company entered into more net fee-based contracts with advertisers rather than rebate-and-incentive contracts for its mobile app ads services.

3

Cost of revenues

The cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. Total cost of revenues decreased by $0.6 million, or 32.3%, to $1.3 million in fiscal year 2020 from $1.9 million in fiscal year 2019. The decrease was primarily attributable to a decrease of staff costs by $0.6 million, or 33% as a result of a result of a decrease by 17 headcount (monthly average headcount) and an exemption of the Company’s social welfare expenses by local government in response to the COVID-19 pandemic, and a decrease of taxes and surcharges of $0.04 million, or 26% as a result of decreased revenues for the year ended December 31, 2020.

Gross profit

Gross profit decreased by $5.3 million, or 33.4%, to $10.7 million in fiscal year 2020 from $16.0 million in fiscal year 2019. Overall gross margin decreased by 0.1 percentage points to 89.5% in fiscal year 2020, from 89.6% in fiscal year 2019.

Selling and marketing expenses

Selling and marketing expenses increased by $0.5 million, or 130.4%, to $0.9 million in fiscal year 2020 from $0.4 million in fiscal year 2019. This increase in selling expenses was primarily due to an increase of $0.5 million in entertainment expenses for marketing and promotions as the Company increased its marketing efforts during the fiscal year ended December 31, 2020 to mitigate the negative impact of the COVID-19 and maintain long-term customer relationship.

4

General and administrative expenses

General and administrative expenses decreased by $1.0 million, or 20.8%, to $4.1 million in fiscal year 2020 from $5.1 million in fiscal year 2019. The decrease was primarily due to a decrease of $0.4 million in consulting and professional services, a decrease of $0.6 million in travel and entertainment expenses because the Company reduced such activities due to the COVID-19 pandemic, and a decrease of $0.2 million in salary and welfare expenses because the local government exempted the Company’s social welfare expenses as a result of the outbreak of COVID-19, partially against increased provision for doubtful accounts of $0.3 million for accounts receivable which was provided in accordance with the bad debt policy, and increased depreciation and amortization expenses of $0.1 million as a result of purchases of property, equipment and intangible assets in the second half year of 2019.

Interest expense, net

Interest expense, net increased by $0.14 million, or 280.7%, to $0.18 million in fiscal year 2020 from $0.04 million in fiscal year 2019, which was mainly attributable to an increase of interest expense of $0.05 million accrued on bank loans borrowed in March 2020, an increase of interest expense of $0.06 million accrued on the amount due to a related party, Pubang Landscape Architecture (HK) Company Limited, and an increase of interest expense of $0.04 million incurred on borrowings from third parties due to an increase of $0.7 million in average outstanding balance during the year ended December 31, 2020.

Subsidy income

Subsidy income in fiscal year 2020 primarily consisted of subsidy income from local tax authority of $0.9 million and $0.03 million received from a local government to promote and attract investment and setting up of business, compared to subsidy income in fiscal year 2019 primarily consisted of subsidy income from local tax authority of $0.8 million.

5

Other income (expenses), net

Other income, net primarily consisted of gain from disposal of the intangible asset, copyrights, of $0.6 million in fiscal year 2020. Other expenses, net primarily consisted of accrued labor cost compensation expenses of $0.06 million in fiscal year 2019, which arose from an unsettled legal proceeding with an individual.

Income tax benefit (expense)

Income tax expense was $0.1 million in fiscal year 2020, as compared to income tax benefits of $0.02 million in fiscal year 2019. The Company transferred the majority of its business to the operating subsidiaries in Horgos and Kashi, Xinjiang province since 2019, where the Company enjoys a five-year profit tax exemption since the first year in which the business operational revenue is earned. For the year ended December 31, 2020, the income tax expense arose from the valuation allowance on deferred tax assets recognized for Beijing Baosheng Technology Company Limited as of December 31, 2019 due to uncertainties surrounding future utilization.

Net income

Net income was $6.9 million in fiscal year 2020, compared to $11.2 million in fiscal year 2019. Basic and diluted earnings per share was $0.34 in fiscal year 2020, compared to $0.55 in fiscal year 2019.

Financial Condition

As of December 31, 2020, the Company had cash and cash equivalent of $6.6 million, compared to $8.1 million as of December 31, 2019.

Net cash used in operating activities was $3.4 million in fiscal year 2020, compared to net cash provided by operating activities of $9.4 million in fiscal year 2019.

Net cash provided by investing activities was $1.2 million in fiscal year 2020, compared to net cash used in investing activities of $1.6 million in fiscal year 2019.

6

Net cash provided by financing activities was $0.8 million in fiscal year 2020, compared to $2.1 million in fiscal year 2019.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, visit the Company’s website at http://ir.bsacme.com/

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” ”anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations Contact:
Tina Xiao
Ascent Investor Relations LLC
+1-917-609-0333
tina.xiao@ascent-ir.com

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 BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$6,576,658	$8,120,622
Restricted cash	3,695,598	2,896,326
Notes receivable	-	57,406
Accounts receivable, net of provision for doubtful accounts	65,154,845	54,623,760
Prepayments	6,058,481	5,520,806
Media deposits	6,837,879	8,662,456
Deferred offering cost	425,537	-
Other current assets	3,323,532	2,527,261
Total Current Assets	92,072,530	82,408,637

Property and equipment, net	909,236	1,084,331
Intangible assets, net	5,504	778,425
Right of use assets	353,238	422,907
Deferred tax assets	-	107,643
Total Assets	$93,340,508	$84,801,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank borrowing	$1,532,567	$-
Loan from third parties	-	4,305,396
Accounts payable	35,376,612	35,832,633
Advance from advertisers	3,287,653	595,561
Advertiser deposits	5,881,908	6,561,975
Dividends payable, current	3,371,648	-
Tax payable	570,540	376,263
Due to related parties	715,546	635,133
Operating lease liabilities, current	351,551	391,629
Accrued expenses and other liabilities	591,622	735,249
Total Current Liabilities	51,679,647	49,433,839

Dividends payable, noncurrent	-	3,157,290
Operating lease liabilities, noncurrent	-	26,320

Total Liabilities	51,679,647	52,617,449

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0005 per share, 100,000,000 shares authorized; 20,400,000 and 20,400,000 shares issued and outstanding at December 31, 2020 and 2019*)	10,200	10,200
Additional paid-in capital	3,814,665	3,814,665
Statutory reserve	898,133	680,874
Retained earnings	35,743,917	29,016,485
Accumulated other comprehensive income (loss)	1,193,946	(1,337,730)
Total Shareholders’ Equity	41,660,861	32,184,494

Total Liabilities and Shareholders’ Equity	$93,340,508	$84,801,943

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BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$11,911,229	$17,846,900	$16,156,876
Cost of revenues	(1,256,353)	(1,855,164)	(1,469,927)
Gross profit	10,654,876	15,991,736	14,686,949

Operating Expenses
Selling and marketing expenses	(947,834)	(411,391)	(450,779)
General and administrative expenses	(4,063,867)	(5,129,987)	(4,547,071)
Total Operating Expenses	(5,011,701)	(5,541,378)	(4,997,850)

Income from Operations	5,643,175	10,450,358	9,689,099

Other Income (Expenses)
Interest expense, net	(183,896)	(48,311)	(192,140)
Subsidy income	955,439	819,755	189,683
Other income (expenses), net	638,611	(65,754)	(187,690)
Total Other Income (Expenses), Net	1,410,154	705,690	(190,147)

Income Before Income Taxes	7,053,329	11,156,048	9,498,952

Income tax benefit (expense)	(108,638)	18,528	(306,042)

Net Income	$6,944,691	$11,174,576	$9,192,910

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	2,531,676	(333,548)	(1,371,911)
Comprehensive Income	$9,476,367	$10,841,028	$7,820,999

Weighted average number of ordinary share outstanding
Basic and Diluted*	20,400,000	20,254,247	20,000,000

Earnings per share
Basic and Diluted	$0.34	$0.55	$0.46

Dividend distributed per common share
Basic and Diluted	$-	$-	$0.36

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BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income	$6,944,691	$11,174,576	$9,192,910
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	449,035	340,894	36,142
Amortization of right-of-use assets	92,979	410,516	-
Provision for doubtful accounts of accounts receivables	1,960,604	1,561,805	630,980
Provision for doubtful accounts of prepayments and other current assets	-	66,711	5,559
Gain from disposal of intangible assets	(639,792)	-	-
Deferred tax expenses (benefits)	108,638	(18,528)	(46,031)
Changes in operating assets and liabilities:
Notes receivable	57,936	208,676	(278,358)
Accounts receivable	(12,463,921)	2,982,760	(29,467,731)
Prepayments	(153,907)	(3,150,578)	(1,062,112)
Media deposits	2,280,182	1,493,687	(4,735,613)
Other current assets	(590,378)	(46,275)	(1,970,304)
Accounts payable	(2,730,134)	5,093,900	9,262,850
Advance from advertisers	2,506,020	(7,931,953)	7,033,117
Advertiser deposits	(1,063,757)	(1,540,450)	3,181,764
Income tax payable	121,077	(338,653)	149,831
Accrued expenses and other liabilities	(182,909)	(527,212)	741,307
Operating lease liabilities	(89,568)	(415,517)	-
Net Cash (Used in) Provided by Operating Activities	(3,393,204)	9,364,359	(7,325,689)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,007)	(691,376)	(635,846)
Purchases of intangible assets	-	(887,575)	(48,857)
Proceeds from disposal of intangible assets	1,245,619	-	-
Loan to related parties	-	(7,438)	-
Net Cash Provided by (Used in) Investing Activities	1,244,612	(1,586,389)	(684,703)

Cash Flows from Financing Activities:
Capital injection from shareholders	-	1,797,731	1
Proceeds from bank borrowing	1,448,394	-	-
Proceeds from borrowings from third parties	6,611,917	6,947,661	19,421,731
Repayment of borrowings to third parties	(6,901,596)	(2,605,373)	(19,421,731)
Proceeds from borrowings from related parties	36,115	-	650,823
Repayment of borrowings to related parties	-	(29,867)	-
Payment of issuance cost related to initial public offering	(422,457)	-	-
Payments of dividends to shareholders	-	(4,052,802)	-
Net Cash Provided by Financing Activities	772,373	2,057,350	650,824

Effect of exchange rate changes on cash, cash equivalents and restricted cash	631,527	(70,130)	(194,373)

Net (decrease) increase in cash, cash equivalents and restricted cash	(744,692)	9,765,190	(7,553,941)
Cash, cash equivalents and restricted cash at beginning of year	11,016,948	1,251,758	8,805,699
Cash, cash equivalents and restricted cash at end of year	$10,272,256	$11,016,948	$1,251,758

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$6,576,658	$8,120,622	$1,251,758
Restricted cash	3,695,598	2,896,326	-
Total cash, cash equivalents and restricted cash	$10,272,256	$11,016,948	$1,251,758

Supplemental Cash Flow Information
Cash paid for interest expense	$191,486	$28,750	$210,339
Cash paid for income tax	$-	$252,878	$182,939

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$355,450	$840,892	$-
Settlement of borrowings from a third party by netting off against accounts receivable due from a third party	$4,055,502	$-	$-

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